[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2007	nquint@luselaw.com

December 12, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TFS Financial Corporation

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of TFS Financial Corporation (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $104,550 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with a “minority stock offering.” The Registrant is the mid-tier stock holding company for Third Federal Savings and Loan Association of Cleveland, a federal savings association. Third Federal Savings and Loan Association of Cleveland, MHC will be the majority owner of the Registrant following the stock issuance, which is subject to approval by the Office of Thrift Supervision.

Securities and Exchange Commission

December 12, 2006

If you have any questions or comments, please contact the undersigned at (202) 274-2007 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Marc A. Stefanski, President and

Chief Executive Officer

Eric Luse, Esq.